SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D
                                   (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                        (Amendment No.                   )

                          MARCUM NATURAL GAS SERVICES, INC.
                         ----------------------------------
                               (Name of Issuer)

                                   Common Stock
                         -----------------------------
                         (Title of Class of Securities)

                                  566323101
                                  ---------
                                (CUSIP Number)

                             Kenneth I. Schaner
                        Swidler & Berlin, Chartered
                       3000 K Street, N.W., Suite 300
                           Washington, D.C. 20007
                              (202) 424-7500
                              ---------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               March  23, 1998
                               ---------------
              (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [ ].

     NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                           SCHEDULE 13D/A
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CUSIP No.  566323101                                Page 1 of 6 Pages
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Eagle Research Corporation
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*
         OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          West Virginia
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NUMBER OF              7.  SOLE VOTING POWER
SHARES                     2,464,677
BENEFICIALLY
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER          0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       2,464,677
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER     0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,464,677
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           19.99%
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14.   TYPE OF REPORTING PERSON*                CO
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

ITEM 1.     SECURITY AND ISSUER

     This statement relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Marcum Natural Gas Services, Inc. (the "Issuer"), a corporation organized under the laws of the State of Delaware with its principal executive offices at 1675 Broadway, Suite 2150, Denver, Colorado 80202.

ITEM 2.     IDENTITY AND BACKGROUND

     (a) This statement is filed by Eagle Research Corporation, a West Virginia corporation ("Eagle").

     (b) The business address of Eagle is 105 Erskine Lane, Scott Depot, West Virginia 25560.

     (c) The principal business of Eagle is the design, manufacture and sale of electronic meter correcting and reading equipment and the design of related software applications. The directors of Eagle are Andrew Watson and James N. Butch. The executive officers of Eagle are as follows: James N. Butch -- President, Harry I. Skilton -- Vice President, Greg Shumate -- Vice President, Becky Godfrey -- Assistant Secretary, C. Kelsey Brown -- Assistant
Secretary.   Eagle is a wholly owned subsidiary of American Meter Company, a
Delaware corporation ("American Meter"). The entity that ultimately controls Eagle is Ruhrgas Aktiengesellschaft, a German corporation ("Ruhrgas"). The executive board of Ruhrgas consists of the following persons: Friedrich Spath (Chairman), Dr.-Ing. Burckhard Bergmann (Vice-Chairman), Rolf Beyer, Dr. Friedrich Janssen, Achim Middelschulte, Dr. Michael Pfingsten, and Dipl. Volkswirt Siegbert Strecker (Deputy Member). The authorized officers of Ruhrgas consists of the following persons: Dr. Wolf-Rainer Bentzien -- Vice President, Dr. Lutz Eckert -- Vice President, Dipl. -Volkswirt Bernd Hohmann -- Vice President, Josef Niehues -- Vice President, and Hans Carl-Heinrich Theuerkauf -- Vice President.

     (d) During the past five years, neither Eagle, nor to the best of Eagle's knowledge, American Meter or Ruhrgas or any of the executive officers or directors of Eagle or Ruhrgas, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Eagle, nor to the best of Eagle's knowledge, American Meter or Ruhrgas or any of the executive officers or directors of Eagle or Ruhrgas, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The directors and executive officers of Eagle are citizens of the United States. The members of the executive board of Ruhrgas are citizens of Germany.

                              Page 2 of 6

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to that certain Asset Purchase Agreement (the "Agreement") dated as of March 23, 1998, by and among Eagle, American Meter, Metretek, Incorporated, a Florida corporation and a wholly owned subsidiary of the Issuer ("Metretek"), and the Issuer, on the closing date (the "Closing Date"), Eagle will sell to Metretek, all of Eagle's right, title and interest in certain assets used by Eagle in its business of developing, manufacturing and selling electronic meter correcting and reading equipment for a total purchase price of $4,500,000 paid as follows: (i) $1,300,000 shall be paid by certified or bank cashier's check or by wire transfer of immediately available funds; (ii) in payment of $2,000,000 of the purchase price, Metretek shall cause Issuer to issue and deliver to Eagle a certificate representing 1,758,242 shares of Common Stock; and (iii) in payment of $1,200,000 of the purchase price, Metretek shall execute and deliver to Eagle an unsecured, subordinated, convertible promissory note ("Convertible Note").

ITEM 4.     PURPOSE OF TRANSACTION

     Eagle is acquiring the shares of Common Stock for investment purposes.
As part of the Agreement, Eagle will receive the Convertible Note which shall
(a) bear interest on the unpaid principal balance at a fixed rate per annum equal to 7.5% payable quarterly in arrears, (b) shall be due and payable four years from the Closing Date in a single payment of unpaid principal together with accrued and unpaid interest, (c) may be prepaid in whole or in part from time to time by Issuer without penalty or premium, (d) shall be subject to acceleration by Eagle in the event Issuer's debt-to-equity ratio exceeds the amount set forth in the Convertible Note, and (e) be convertible into unregistered shares of Common Stock at the rate of $1.421875 of principal per share (the "Convertible Shares"); provided, however, that in no event shall the aggregate number of shares of Common Stock to be issued by Issuer to Eagle under the Agreement and the Convertible Note exceed 19.99% of the aggregate number of shares of Common Stock of Issuer outstanding on the date preceding the Closing Date.

     In addition, pursuant to the Agreement, Issuer has agreed to appoint Harry I. Skilton, President and Chief Executive Officer of American Meter, to the Issuer's Board of Directors at the first Issuer Board of Directors meeting held after the Closing Date, to serve as a director for a term expiring at the 2000 annual meeting of stockholders.

     From time to time, Eagle, American Meter and Ruhrgas will evaluate its position and may determine to acquire additional shares of Common Stock of the Issuer (subject to the availability of shares at prices deemed favorable and the availability of financing) or dispose of share of Common Stock of the Issuer, at any time and from time to time, as permitted by the federal securities laws.

     Other than as set forth above, Eagle, and to the knowledge of Eagle, American Meter and Ruhrgas, have no plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.
                           Page 3 of 6
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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number of shares of Common Stock beneficially owned by Ruhrgas is 2,464,677 shares, constituting 19.99% of Marcum's Common Stock issued and outstanding common stock (based on 12,329,552 shares of Common
Stock outstanding as reported in Section 4.8 of the Agreement, not including the 2,464,677 shares of Common Stock that are the subject of this Schedule 13-D which will be issued on the Closing Date).

     Ruhrgas does not have a right to acquire any additional shares.

    (b) Ruhrgas has the sole power to vote, to direct the vote of, and to dispose and to direct the disposition of, 2,464,677 shares of Common Stock.

    (c) No transaction in the Common Shares of the Issuer was effected during the past sixty days by Ruhrgas.

    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the Agreement, Eagle was granted piggyback registration rights if Issuer, at any time after the Closing Date proposes to register any of its shares of Common Stock under the Securities Act of 1933, as amended, for its own account or for the account of any of its stockholders (except with respect to registration statements filed on Form S-4 (for acquisitions) or Form S-8 (for employee plans or any successor or similar forms or other unsuitable forms); provided, that if such registration is in connection with

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an underwritten public offering of Common Stock of the Issuer, the number of shares of Common Stock requested to be included in the registration may be reduced if determined by the managing underwriter, pro rata with other stockholders, if any, participating in the public offering. In addition, Eagle is entitled to demand registration of its shares of Common Stock if at any time during the period commencing two (2) years after the Closing Date and ending the earlier of (i) eight years after the Closing Date, or (ii) 90 days after Eagle's beneficial ownership of the shares of Common Stock issued pursuant to the Agreement (including upon conversion of the Convertible Note) constitutes less than 10% of the then outstanding shares of Common Stock of Issuer; provided that at the time of the request, at least a majority of the total shares of Common Stock issued pursuant to the Agreement (including upon conversion of the Convertible Note) are still held of record by Eagle.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

1. Asset Purchase Agreement dated as of March 23, 1998, by and among Eagle Research Corporation, American Meter Company, Metretek, Incorporated, and Marcum Natural Gas Services, Inc.

2.     Form of Convertible Subordinated Promissory Note.



                          Page 5 of 6

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 31, 1998

                                   EAGLE RESEARCH CORPORATION

                                   By: /s/ Andrew Watson
                                   Name:   Andrew Watson
                                   Title:  Chairman of the Board



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